EXHIBIT 12
PRIMUS GUARANTY, LTD
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS OF SUBSIDIARY
(In thousands, except ratios)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2008		2007	2006	2005	2004	2003
Earnings (loss):
Net earnings (loss)	$(797,694)		$(563,541)	$94,891	$4,083	$23,685	$78,471
Provision (benefit) for taxes	61		52	42	46	46	(172)
Distributions on preferred securities of subsidiary	5,144		7,568	5,683	3,865	2,138	1,854

Income (loss) from continuing operations before taxes (a)	(792,489)		(555,921)	100,616	7,994	25,869	80,153

Add:
Fixed charges	18,216		28,608	16,698	6,589	3,033	1,854

Subtract:
Distributions on preferred securities of subsidiary	(5,144)		(7,568)	(5,683)	(3,865)	(2,138)	(1,854)

Adjusted earnings (loss)	$(779,417)		$(534,881)	$111,631	$10,718	$26,764	$80,153

Fixed charges:
Interest expense	12,838		20,729	10,849	2,660	881	—
Amortization of capitalized debt issuance costs	234		311	166	64	14	—
Distributions on preferred securities of subsidiary	5,144		7,568	5,683	3,865	2,138	1,854

Total fixed charges and preferred distributions	$18,216		$28,608	$16,698	$6,589	$3,033	$1,854

Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary	(42.79	)(b)	(18.70)	6.69	1.63	8.82	43.23

(a)	Income (loss) from continuing operations before taxes represents income (loss) before income taxes plus adding back distributions on preferred securities of subsidiary.

(b)	Due to the loss for the nine months ended September 30, 2008, the ratio coverage was less than 1:1. Additional earnings of $797.6 million would be needed to achieve the coverage ratio of 1:1.